ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-42370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Starshak Winzenburg & Co.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 W. Monroe St, Suite 2530

(No. and Street)

Chicago   IL   60603

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Starshak, (312) 444-9367

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC

(Name – *if individual, state last, first, middle name*)

585 Bank Lane   Lake Forest   IL   60045

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph B. Starshak   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Starshak Winzenburg & Co.   , as

of December 31   , 20 20   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Joseph B Starshak
Signature

President
Title

Mary Scott
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



February 12, 2021

To the Board of Directors
Starshak Winzenburg & Co.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of February 12, 2021, of which we are aware that are relevant to our audit of the Company's financial statements for the year ending December 31, 2020:

 We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you during fieldwork.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

Pasquesi Sheppard LLC

PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2020

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF STARSHAK WINZENBURG & CO.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2020, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.'s auditor since 2006.

Lake Forest, Illinois
February 12, 2021

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		328,002
Accounts receivable		91
Prepaid expenses		7,821
Current portion of operating lease ROU asset		44,975
Total current assets		$ 380,889

FIXED ASSETS:

Office equipment	$ 36,284	
Less — Accumulated depreciation	(36,284)	-

OTHER ASSETS:

Non-current portion of operating lease ROU asset		63,962
FINRA and security deposits		5,665
Total assets		$ 450,516

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable		$ 1,129
Current portion of operating lease liability		49,054
Total current liabilities		$ 50,183

LONG-TERM LIABILITIES:

Long-term operating lease liability		76,989

STOCKHOLDER'S EQUITY:

Common stock --		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	3,249,917	
Retained deficit	(2,977,073)	323,344
Total liabilities and stockholder's equity		$ 450,516

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE:

Management and investment advisory income		$ 60,232

OPERATING EXPENSES:

Employee compensation and benefits	$ 231,288	
Payroll taxes and expenses	12,299	
Insurance	5,027	
Occupancy	101,405	
Computer and office supplies	8,670	
Depreciation	884	
Communication and data processing	8,640	
Postage and delivery	209	
Dues and subscriptions	56,618	
Professional fees	22,713	
Regulatory fees, taxes and license expenses	18,042	
Education meetings and expenses	98	
Travel expenses	327	
Advertising	91	
Meals and entertainment	3,432	
Donations	2,575	472,318
Net loss		$ (412,086)

The accompanying notes are an integral part of this financial statement.

- 2 -

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2020	$ 50,500	$ 2,614,917	$ (2,564,987)	$ 100,430
Contributions	-	635,000	-	635,000
Net loss	-	-	(412,086)	(412,086)
Balances at December 31, 2020	$ 50,500	$ 3,249,917	$ (2,977,073)	$ 323,344

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(412,086)
Adjustments to reconcile net loss to net cash		
used for operating activities —		
Depreciation		884
Lease amortization		90
Impact from changes in cash and cash equivalents —		
Prepaid expenses		1,128
Accounts payable		(1,636)
Accrued expenses		(3,125)
Other assets		56
Net cash used for operating activities	$	(414,689)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital	$	635,000
NET INCREASE IN CASH	$	220,311
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		107,691
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	328,002

The accompanying notes are an integral part of this financial statement.

- 4 -

(1)   DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company —

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services.   Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC) and is a registered broker/dealer with the Securities and Exchange Commission (SEC).

Cash and Cash Equivalents —

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments —

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 87% of its management and advisory income from one client for the year ended December 31, 2020.

Accounts Receivable —

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2020, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets —

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes —

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual shareholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2020, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2009	$ 90,000	2021
2010	88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	340,000	2027
2016	275,000	2028
2017	235,000	2029
2018	288,000	2030
2019	192,000	2031
2020	398,000	2032
	$ 2,866,000	

The net operating loss carry forward represents a deferred tax asset of approximately $43,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2020.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions on income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2017 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates —

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.   Actual results could differ from those estimates.

(2)   REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS:

The Company receives compensation from clients through one or more of the following: hourly fees, success fees, retainers and periodic fees.   The Company's engagement agreement with each client specifies the manner of compensation and when the compensation has been earned.

Under hourly fee arrangements, clients are invoiced periodically—typically monthly, but weekly or other arrangements have been used—for services rendered.   Revenue is recognized when services are provided.   The Company recognized $0 in hourly fee revenue in 2020.

In a success fee arrangement, the Company is entitled to compensation when specified milestones have been met, such as the closing of a transaction. Revenue is recognized when earned. The Company recognized $0 in success fee revenue in 2020.

Retainers are used as an upfront payment.   Fees are earned at the onset of the engagement, and revenue is recognized in its entirety when received because no further obligations are owed under the contract.   The Company recognized $0 under upfront payment arrangements in 2020.

Under periodic fee arrangements, the client pays the Company a regular fee for services. Typical periods are annual, quarterly or monthly, and compensation can be earned either in advance or in arrears. Revenue is recognized when earned pursuant to the contract. The Company recognized $60,000 under periodic fee arrangements in 2020.

The Company recognized $232 in expense reimbursement from clients in 2020.

(3)   LEASE COMMITMENT:

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is

determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less.

Certain leases contain variable costs based on the lessor's property tax and common area maintenance associated with the leased property. The Company has elected not to separate lease and non-lease components, and will instead report these costs as variable lease expense included in occupancy expense.

The Company leases its office under a non-cancelable operating lease which expires May 31, 2023. Under the terms of the lease, the Company received rent abatement for the first three months. After the rent abatement period, rent was set at $4,229 per month with annual increase of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses.

The components of lease expense for the year were as follows:

Operating	$ 53,166
Variable	$ 45,041
Total	$ 98,207

Lease expense is included in occupancy expense on the Statement of Operations.

Remaining lease term – operating lease   2.4 years

Discount rate – operating lease   5.5%

Future operating lease maturities for the years ending December 31 are as follows:

2021	$ 54,773
2022	56,424
2023	23,800
Total	$ 134,997
Less amount representing interest	(8,954)
Total lease liabilities	$ 126,043

(4)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company had net capital (as defined under Rule 15c3-1) of $309,566 which was $304,566 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2020 was 16%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2020.

(5)   RELATED PARTY TRANSACTION:

The Company's shareholder is a trustee of a limited purpose trust (the "Trust"). The Company does business with the Trust, and revenues from the Trust were $52,500 in 2020.

(6)   GOING CONCERN:

The Company has incurred recurring losses from operations and has a retained deficit. Management believes that contributions to additional paid-in capital during the twelve months subsequent to the report date will be sufficient for the Company to meet its obligations.

(7)   SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2020, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholder's equity from statement of financial condition	$	323,344
Deduction and/or charges		
Nonallowable assets from statement of financial condition		
Petty cash	$	200
Accounts receivable		91
Prepaid expenses		7,822
FINRA and security deposits		5,665
Total nonallowable assets	$	13,778
Net capital	$	309,566

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$	50,183
Percentage of aggregate indebtedness to net capital		16%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$	3,346
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$	5,000
Excess net capital (net capital less required net capital)	$	304,566
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	303,566

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.